CONSENT OF EXPERT

March 31, 2026

Anfield Energy Inc.

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Anfield Energy Inc. (the "Company")

The undersigned hereby consents to (i) the written disclosure regarding:

- the 2023 combined Velvet-Wood Project and Slick Rock Project PEA entitled "The Shootaring Canyon Mill and Velvet Wood and Slick Rock Uranium Projects, Preliminary Economic Assessment", dated May 6, 2023; and
- other information pertaining to this project;

and (ii) the references to the undersigned's name in connection with the preparation and review of the aforementioned scientific or technical information included in this annual report on Form 40-F for the year ended December 31, 2025, including any amendments thereto and the exhibits thereto (the "Form 40-F"), being filed by Anfield Energy Inc. (the "Company") with the United States Securities and Exchange Commission.

The undersigned also hereby consents to the use of the scientific or technical information attributed to the undersigned in the Form 40-F being incorporated by reference into the Company's registration statement on Form F-10 (File No. 333-291078), and any amendments or supplements thereto.

T.P. McNulty and Associates Inc.

By: /s/ Terence P. McNulty
Name Terence P. McNulty
Title President